UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

FINITY HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	000-28445	11-3210792
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

432 Park Avenue South, 13th Floor
New York, NY 10016
(Address of principal executive offices)

(212) 340-9100
(Issuer’s telephone number)

FINITY HOLDINGS, INC.

Finity Holdings, Inc.
432 Park Avenue South, 13th Floor
New York, NY 10016

Attn: Fred F. Nazem, Chief Executive Officer and Chairman

_________

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

This Information Statement is being mailed on or before February 10, 2006, to holders of record on February 9, 2006, of shares of common stock, $0.001 par value per share (the “Common Stock”), of Finity Holdings, Inc., a Delaware corporation (“Finity” or the “Company”), in connection with an anticipated change in a majority of the members of the Company's Board of Directors. The information contained in this Information Statement regarding the persons designated to become directors of the Company has been furnished to the Company by third parties and the Company assumes no responsibility for its accuracy or completeness. The information contained in this Information Statement is being provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 of the Securities and Exchange Commission (the “SEC”) thereunder.

On January 30, 2006, the Company entered into a Share Exchange Agreement (the “Share Exchange”) with all of the stockholders (the “Stockholders”) of Flagship Healthcare Management, Inc. (“Flagship”). The closing shall occur immediately following the Company’s filing of a Restated and Amended Certificate of Incorporation which shall effectuate a name change of the Company, a one hundred twenty-five (125) for one (1) reverse stock split, and an increase in the authorized shares to a total of 130,000,000 shares of capital stock (the “Closing”). After the closing of the Share Exchange, the minority shareholders of the Company will own approximately 174,902 shares of the Company’s Common Stock, less than 1%, after the reverse stock split. The Company will acquire all of the issued and outstanding capital stock of Flagship from the Stockholders on a one for one basis in exchange for an aggregate of 55,500,255 newly-issued shares of the Company’s Common Stock (the “Exchange”). The Company will be filing a proxy statement seeking shareholder approval. The Exchange is intended to constitute a tax-free reorganization pursuant to the provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

The consummation of the transactions described in the Share Exchange resulted in a change in control of the Company. As a result, Gregory Boss, the current director of the Company will resign effective upon the 10th day following the mailing of this Information Statement and seven directors of Flagship will become the new directors of the Company effective upon the 10th day following the mailing of this Information Statement. One director, Fred F. Nazem, has been appointed to the Company’s Board of Directors effective immediately.

This Information Statement is being delivered to you to provide information regarding anticipated changes in the membership of the Board of Directors of the Company as a result of the completion of the Share Exchange and is provided for information purposes only. You are urged to read this Information Statement carefully. However, no action on your part is sought or required.

TERMS OF THE SHARE EXCHANGE

Under the terms of the Share Exchange: (i) the Company will acquire all of the issued and outstanding capital stock of Flagship from the Shareholders in exchange for an aggregate of 55,500,255 newly-issued shares of Finity’s Common Stock; and (ii) the exchange will qualify as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Act”) and under the applicable securities laws of the state or jurisdiction where the Stockholders reside.

Agreement of Director to Resign

In connection with entering into the Share Exchange, Gregory Boss, the Company’s Director will resign as director of the Company. The resignation of Gregory Boss in his individual capacity as director of the Company, is effective upon the 10th day following the mailing of this Information Statement.

One director, Fred F. Nazem, has been appointed to the Company’s Board of Directors effective immediately. Upon the 10th day following the mailing of this Information Statement, Richard Howard, Benjamin Safirstein, MD, Richard P. Torykian, Sr., Michael Holland, Brian Stafford, Michael Huckabee and Barbara McNeil. MD will become directors of the Company.

BUSINESS

Information concerning the business of the Company and its results of operations and financial condition (including those of Flagship) are incorporated by reference to its report on Form 8-K, as filed with the SEC on February 3, 2006, and is available electronically on EDGAR at www.sec.gov.

DESCRIPTION OF SECURITIES

The Company’s authorized capital stock currently consists of 100,000,000 shares of Common Stock, par value $.001 per share, of which there are 55,761,512 issued and outstanding and 5,000,000 shares preferred stock, par value $.001, of which no shares are issued or outstanding. After the Closing, all of the issued and outstanding shares of Flagship’s common stock will be held by the Company as a result of the Exchange. The following statements relating to the capital stock set forth the material terms of these securities; however, reference is made to the more detailed provisions of, and these statements are qualified in their entirety by reference to, the Company’s Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to Company’s SEC reports.

Common Stock

Holders of shares of the Company’s Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock do not have cumulative voting rights. Holders of Common Stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of any liquidation, dissolution or winding up, the holders of Common Stock are entitled to a pro-rata share of all assets remaining after payment in full of all liabilities and preferential payments, if any, to holders of preferred stock. All of the outstanding shares of Common Stock are fully paid and non-assessable.

Holders of Common Stock have no preemptive rights to purchase our Common Stock. There are no conversion or redemption rights or sinking fund provisions with respect to our Common Stock.

Dividends

Dividends, if any, will be contingent upon our revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company’s Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends for the foreseeable future.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Stockholdings Following the Share Exchange

The following table sets forth each person known by us to be the beneficial owner of five percent or more of Flagship’s common stock, all directors individually and all directors and officers as a group as of January 30, 2006, after giving effect to the Share Exchange. Prior to the Share Exchange, Flagship owned 34 million shares of common stock of Finity which will be cancelled immediately upon the Share Exchange. Flagship’s stock ownership represents 60.9% of the shares outstanding. Each person named below has sole voting and investment power with respect to the shares shown unless otherwise indicated.

Name and Address of Beneficial Owner*	Amount of Beneficial Ownership After Share Exchange	Percentage of Class
Fred F. Nazem	22,194,351(1)	37.88%
Stephen J. O’Brien, MD 300 North Street Greenwich, CT 06830	11,316,230(2)	19.86%
Laurus Master Fund, Ltd. c/o M&C Corporate Services Limited P.O. Box 309 GT Ugland House George Town South Church Street Grand Cayman, Cayman Islands	7,778,536(3)	12.52%
John H. Flood, III	4,035,034(4)	6.87%
Benjamin Safirstein, MD	2,113,568(5)	3.71%
Richard Howard	677,083(6)	1.19%
Philip Barak	575,000(7)	1.01%
Brian Stafford	126,923(8)	.22%
Richard Torykian	50,000(8)	.09%
Michael Holland	126,923(8)	.22%

ALL DIRECTORS AND OFFICERS AS A GROUP	29,898,882	49.30%

*Except as otherwise noted, the address is that of the Company

(1) Includes 372,263 shares held by Nazem, Inc., a company that Mr. Nazem owns 100%, the conversion of a $1,000,000 Secured Convertible Term Note at $0.90 per share into 1,111,111 shares of common stock, the exercise of 504,656 warrants exercisable at $0.92 per share, 25,944 shares held in the Alexander Gharib Nazem Trust and 25,944 shares held in the Taraneh Gharib Nazem Trust, Mr. Nazem’s children. Susie Gharib Nazem, Mr. Nazem’s wife is the Trustee. Mr. Nazem disclaims beneficial ownership of the shares held in trust for his children.
(2) Dr. O’Brien has entered into a Voting Trust Agreement whereby the Board of Directors of Flagship has the right to vote all of the shares owned by Dr. O’Brien.
(3) Includes the conversion of a $4,100,000 Secured Convertible Term Note at $0.90 per share into4,555,556 shares of common stock and the exercise of 621,118 warrants exercisable at $0.92 per share.
(4) Includes the conversion of a $500,000 Secured Convertible Term Note at $0.90 per share into555,556 shares of common stock and the exercise of 135,870 warrants exercisable at $0.92 per share, each held by OldIron Sports and Entertainment Company, Ltd., of which Mr. Flood is a 50% owner, and the exercise of 116,460 warrants exercisable at $0.92 per share, 750,000 options exercisable at$0.10 per share and 200,000 vested options exercisable at $0.20 per share, all held by Mr. Flood. The 750,000 options are subject to the right of repurchase by the Company.
(5) Includes the conversion of a $50,000 Secured Convertible Term Note at $0.90 per share into 55,556 shares of common stock, the exercise of 13,587 warrants exercisable at $0.92 per share, and 1,300,000 shares held by the Safirstein Family Trust 1991 for the benefit of Dr. Safirstein’s children. Sheila Safirstein, Dr. Safirstein’s wife, is the Trustee of the Trust. Dr. Safirstein disclaims beneficial ownership of shares held in the Trust..
(6) Includes 25,000 options exercisable at $0.89 per share.
(7) Includes 75,000 options exercisable at $0.035 per share.
(8) Includes 50,000 options exercisable at $0.20 per share.

The Company is not aware of any material proceeding to which any of the above identified persons is a party adverse to the interests of the Company or has a material interest adverse to the Company. During the past five years, none of the above identified persons has:

(1)  Petitioned for bankruptcy or had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2)  Been convicted in a criminal proceeding or is currently subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(3)  Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4)  Been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 16(a) of the Exchange Act requires the Company’s directors, executive officers and holders of 10% or more of its Common Stock to file reports of ownership (Form 3) and changes in ownership (Forms 4 and 5) with the SEC and to furnish the Company with copies of all such forms which they file with the SEC.

In making the foregoing disclosure, the Company has relied solely on its review of copies of forms filed by such persons with the SEC. Promptly following the Share Exchange, Fred F. Nazem, Richard Howard, Benjamin Safirstein MD, Richard P. Torykian, Sr., Stephen J. O’Brien, MD Michael Holland, Brian Stafford, Michael Huckabee, Barbara McNeil MD, John H. Flood III, Philip Barak and Laurus Master Fund, Ltd. each will file a Form 3 in compliance with their reporting obligations under Section 16(a) of the Exchange Act.

Certain Relationships and Related Transactions

None.

MANAGEMENT OF THE COMPANY

Board of Directors and Management Prior to the Share Exchange

The Company’s Bylaws provide that it shall have a minimum of one director on the Board of Directors at any time. Vacancies, other than for a removal without cause, are filled by a majority vote of the remaining directors then in office. The directors and executive officers immediately prior to the closing of the Share Exchange are as follows:

Name	Age	Position
Gregory Boss	39	Director
Fred F. Nazem	65	Chief Executive Officer and Chairman

The above-named directors served as director prior to the closing of the Share Exchange, and Gregory Boss will resign as Director immediately effective upon the 10th day following the mailing of this Information Statement.

Gregory Boss. Mr. Gregory Boss has been the President and Chief Financial Officer of the Company since August 31, 2005. Prior to joining the Company, Mr. Boss worked for AT&T Wireless for eleven years as a Sales Manager. Mr. Boss received a BA in Finance from the University of Utah and an MBA in Strategic Marketing from Westminister College, in Salt Lake City.

Fred F. Nazem.  Mr. Nazem has been the Chairman of the Board of Directors of Flagship and its Chief Executive Officer since February 2004. A venture capitalist since the early 1970’s, he launched Nazem & Lieber in 1981 and Nazem & Company in 1983. Since then he has been the Managing Partner of Nazem & Company. Mr. Nazem has been an entrepreneur, venture capitalist and corporate turnaround specialist for more than 30 years. He has started, financed or guided several dozen companies, including Oxford Health Plans, Cirrus Logic (CRUS), Universal Health Services (UHS), Genesis Health Ventures, Medical Care International, Sportsline.com and Apollo Computers (now part of Hewlett-Packard’s computer division), most of which have become multibillion-dollar enterprises. As Chairman of Oxford Health Plans, he led the reorganization and successful turnaround of the company when it experienced operational and financial difficulties in 1997. Mr. Nazem has a BS in Biochemistry, an MS in Physical Chemistry, both from the Ohio State University, and an MBA in Finance from Columbia University. He has also done doctoral work in Nuclear Physics at Washington University. Mr. Nazem serves on the Science and Technology Advisory Board of Columbia Presbyterian Medical Center and through the Nazem Family Foundation he has supported many civic, educational and healthcare related causes.

During the year ended September 30, 2005, the Company held no meetings of its Board of Directors; however, the Board acted by means of unanimous written consents in lieu of a meeting when required.

Committees of the Board of Directors

Currently, the Company has no standing audit, nominating or compensation committee. It is contemplated that such committees will be formed after the Share Exchange.

Key Employees

None.

Family Relationships

None.

Management and Board of Directors After the Share Exchange

Fred F. Nazem, listed below, has been appointed as Chief Executive Officer and Director of the Company, effective immediately.

The following identifies each of the directors and executive officers of the Company who will take office following the expiration of the ten day time period following the mailing of this Information Statement. Prior to the execution of the Share Exchange, none of the directors to be appointed at or following the Share Exchange were an officer or director of or held any position with the Company, nor were they known to own any shares of the Company’s Common Stock.

Name	Age	Position(s) With the Company
Fred F. Nazem	65	Chief Executive Officer, Chairman of the Board of Directors
Richard Howard	56	Director
Benjamin Safirstein, MD	66	Director and Executive Vice President - Chief Medical Officer
Richard P. Torykian, Sr.	66	Director
Michael Holland	61	Director
Brian Stafford	57	Director
Michael Huckabee	50	Director
Barbara McNeil, MD	64	Director
John H. Flood III	54	Executive Vice President - Chief Marketing Officer and Corporate Counsel
Philip Barak	53	Vice President, Chief Financial Officer

Richard Howard. Mr. Howard has been a Director of Flagship since November 2004. From July 2004 to August 2005, he was the President of Flagship. From 2003 to 2004, he was the Managing Director of BLH Strategies, a consulting firm that provides management services to companies and nonprofit organizations. From 1985 to 2003, he worked for Genesis Health Ventures, Inc. At various times during his seventeen years with Genesis he served as Vice Chairman, President and Chief Operating Officer. He also served as a member of the Board of Directors for all seventeen years. He received a BS in Economics and Corporate Finance from the Wharton School at the University of Pennsylvania.

Benjamin Safirstein, MD. Dr. Safirstein has been a Director and Executive Vice President - Chief Medical Officer of Flagship since February 2004. He did his medical training at The Mount Sinai Hospital of New York, where he was Chief Medical Resident, and his pulmonary training at the Brompton Hospital, London England, as a fellow of the National Tuberculosis Foundation. Dr. Safirstein is board certified in internal medicine and pulmonary medicine. Dr Safirstein was a co-founder and Chief Medical Officer of Oxford Health Plans and was a director from 1985 to 2004. He serves as chairman of the Scientific Committee of the Arthur Ashe Foundation, is Founder of the New Jersey Asthma Foundation and is the author of over 50 peer reviewed publications on Respiratory Medicine. Dr. Safirstein received his medical degree from The Chicago Medical School in 1965.

Richard P. Torykian, Sr. Mr. Torykian has been a Director of Flagship since March 2004. He currently is a Director at Lazard Freres & Company. He is a member of the Board of Sponsors, Mercy Hospital, Rockville Centre, NY and was the founding chairman of the Chaminade High School Development Fund and advisor to the Catholic Big Brothers of New York City. He is a trustee of the Intrepid Sea-Air-Space Museum headquartered aboard the USS Intrepid. Mr. Torykian received his BA in Chemistry from St. Michaels College in 1961, MS in Chemical Engineering from St. Joseph’s University in 1963 and MBA in Finance from Adelphia University in 1970.

Michael Holland. Michael Holland has been a Director of Flagship since November 2004. He is the Chairman of Holland & Company, a private investment firm he founded in 1995 in New York City and the President and Founder of the Holland Balanced Fund. He began his career at J.P. Morgan in 1968 where he spent twelve years managing both equity and fixed income assets for major institutional clients as well as wealthy individuals. He served as Chief Executive Officer of First Boston Asset Management in the early 1980’s and later served as Chairman of Salomon Brothers Asset Management. He has been Chairman of a number of mutual funds. He has also been a General Partner of the Blackstone Group and a CEO of Blackstone Alternative Asset Management and is the former Vice Chairman of Oppenheimer & Co., Inc. He is on the Board of Directors of The China Fund, a NYSE-listed company, the Vanguard Charitable Endowment and the State Street Master Trust Fund. Mr. Holland graduated from Harvard University with a concentration in English in 1966. In 1968 he received his MBA in finance from Columbia University.

Brian Stafford. Mr. Stafford has been a Director of Flagship since November 2004. He was Director of the United States Secret Service from March 1999 until he retired in January 2003. Mr. Stafford began his tenure with the Secret Service in 1971 as a field office special agent rising in the ranks during his career to supervisory position in both protective and investigative assignments, including Special Agent in Charge of the Presidential Protection Division. Mr. Stafford serves on the Board of Trustees of Mount Union College in Alliance, Ohio where he received a BA degree in 1969 and an honorary Doctorate in Human Letters.

Michael Huckabee. Governor Huckabee has been a Director of Flagship since September 2005. A significant part of his adult life was spent as a pastor and denominational leader. Michael Huckabee was first elected lieutenant governor of Arkansas in 1993 and has served as governor since July 1996. Governor Huckabee is recognized as a national leader in the areas of education reform and health care reform. He became chairman of the National Governors Association in July 2005 and will serve as the leader of the nation’s governors until July 2006. Governor Huckabee also is the chairman of the Education Commission of the States until July 2006. In addition, he is the immediate past president of the Council of State Governments and the immediate past state co-chairman of the Delta Regional Authority. Governor Huckabee is also a former chairman of the Southern Regional Education Board, the Southern Grown Policies Board, the Southern Technology Council and the Southern International Trade and the Interstate Oil & Gas Compact Commission. Governor Huckabee’s fourth book, “Quit Digging your Grave with a Knife and Fork” was released in May 2005 and has received favorable reviews. In 1975, Michael Huckabee graduated magna cum laude from Ouachita Baptist University in Arkadelphia, Arkansas and attended Southwestern Baptist Theological Seminary from 1976 to 1977.

Barbara McNeil, MD. Dr. Barbara McNeil has been a Director of Flagship since December 2005. She has worked in the fields of health policy and radiology (nuclear medicine) for over 25 years at Harvard Medical School and the Brigham and Women’s Hospital. She serves on the Board of Directors of Cardiovascular Therapeutics (CVTX); in this capacity she serves on the Audit Committee and is chair of the Nominating and Governance Committee. Prior to this Dr. McNeil was the founding head of the Department of Health Care Policy at Harvard Medical School, the largest research unit in this area, at Harvard University for over ten years she ran the Center for Cost-Effective Care at the Brigham and Women’s Hospital. Dr. McNeil practices nuclear medicine at the Brigham and Women’s Hospital and works actively with the chief of the department on general strategic issues within radiology. She received her AB degree from Emmanuel College in 1962 and her MD in 1966 and PhD degree in 1972 from Harvard University. She also attended the Advanced Management Program (AMP) at Harvard Business School in 1986. At Harvard Medical School she was one of the first tenured women.

John H. Flood III. Mr. Flood has been an Executive Vice President - Chief Marketing Officer and Corporate Counsel of Flagship since February 2005. For the six months prior to that date, he served as a consultant to the company. From 1994 - 2004 Mr. Flood was the managing partner of Flood Donohue Johnston & McShane where he specialized in transactional law, negotiated physician employment contracts and also practiced in the areas of sports and entertainment law. From 1984 - 1994 he worked for NFL Properties, the centralized marketing company of the National Football League, where he served as the company counsel, Executive Vice President of Business Affairs and President. While at NFL Properties, the company grew from relatively modest sales in 1984 to over a billion dollars in retail sales by 1994. Mr. Flood has served on the Nominating Committee for the Harvard University Board of Overseers, Harvard University’s New York Schools and Scholarships Committee, has been a Board Member and Selector of the Lawrenceville School Alumni Association and has served as a Board Member of St. Michael’s Heart Research Institute in Newark, NJ. He received his AB in Psychology from Harvard University and his JD from the University of Virginia School of Law. He is admitted to the bar in the states of New York and New Jersey.

Philip Barak. Mr. Barak has been the Vice President, Chief Financial Officer and Corporate Secretary of Flagship since February 2004. For over the past twenty years he has been a General Partner and Chief Financial Officer of Nazem & Company, a venture capital firm founded in 1976. During that time he served on the Boards of directors of several public and private companies and worked with venture backed companies in structuring and negotiating financings. He holds a BS in Accounting from Rider University and is a Certified Public Accountant and a member of the AICPA and NYSSCPA.

None of the above has received any compensation from the Company prior to the Share Exchange, and as of the date of this Information Statement there have been no transactions between the Company and any of these persons other than as set forth herein.

Indebtedness of Management

None.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth information concerning all cash and non cash compensation awarded to, earned by or paid to all executive officers of Flagship who were serving as of September 30, 2005, for services in all capacities during the fiscal year ended September 30, 2005.

		Annual Compensation			Awards	Long-Term Compensation Payouts
Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Comp- ensation	Restricted Stock Awards ($)	Securities Under-lying Options/ SARs (#)	LTIP Payouts ($)	All Other Compen- sation ($)
Fred F. Nazem, Chief Executive Officer (3)	2004 2005	208,333 275,000	0 0	0 0	0 0	0 0	0 0	0 0
Stephen J. O’Brien, MD (1) (3)	2004 2005	125,000 265,150	0 0	0 0	0 0	0 0	0 0	0 0
Richard Howard, President (2) (3)	2004 2005	135,417 166,667	0 0	0 0	0 0	750,000 0	0 0	0 0
John H. Flood III, EVP - Sales (4)	2004 2005	0 272,610	0 0	0 0	0 0	750,000 800,000	0 0	0 0
Benjamin Safirstein, MD EVP - Chief Medical Director (3)	2004 2005	137,500 200,000	0 0	0 0	0 0	1,000,000 200,000	0 0	0 0
Philip Barak, VP - Chief Financial Officer	2004 2005	0 186,345	0 0	0 0	0 0	100,000 0	0 0	0 0

(1) Effective November 8, 2005, Stephen J. O’Brien, MD resigned as an officer and director of Flagship. He will not be an officer or director of Finity.
(2) Effective August 31, 2005 Richard Howard resigned as President of Flagship. He will not be an officer of Finity but will be a director. These options have terminated.
(3) All 2004 compensation was paid in common stock.
(4) The options granted to Mr. Flood in 2004 were awarded to him when he was employed by Flagship as an independent consultant and are non-qualified stock options.

Employment Agreements

Flagship does not have formal employment agreements with its other employees. However all members of management and other key employees have limited employment letter agreements with Flagship that stipulate the amount of annual compensation, other employment benefits, and participation in Flagship’s stock option plan. There are currently no agreements with any employees with regards to severance. All members of management and other key employees have signed an Inventions, Confidentiality and Non-Competition Agreement with Flagship.

OPTION/SARs GRANTS IN LAST FISCAL YEAR

The following table sets forth the grant of stock options made as of September 30, 2005 to the persons named in the Summary Compensation Table:

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Period		Exercise Price per Share		Expiration Date
Benjamin Safirstein	200,000	6.91%			$0.20	6/20/15
John H. Flood III	750,000 800,000	25.92 27.64	% %	$ $	0.10 0.20	11/08/14 6/20/15

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR-END OPTION/SAR VALUES

The following table sets forth information with respect to unexercised stock options held by the persons named in the Summary Compensation Table at December 31, 2004.

	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised in- the-Money Options at Fiscal Year-End($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard Howard	225,000	525,000	$50,175	$105,000
John H. Flood III	750,000	0	$174,750	$0
Philip Barak	50,000	50,000	$11,650	$10,000

LONG-TERM INCENTIVE PLANS - AWARDS IN LAST FISCAL YEAR

The following table sets forth information with respect to awards made to persons named in the Summary Compensation Table pursuant to a long-term incentive plan in the fiscal year ending December 31, 2004.

Name	Number of Shares, Units or Other Rights	Performance or Other Period Under Maturation or Payout	Estimated Future Payouts Under Non-Stock Price-Based Plans
			Threshold	Target	Maximum
None	0	0	0	0	0

Compensation of Directors

The independent Directors of Flagship receive a grant of 100,000 shares of common stock of Flagship which shares vest 25% upon grant and the remainder ratably over three years from the date of each director joining the Board of Directors. Directors are also reimbursed for out-of-pocket expenses in connection with attendance at Board of Directors’ and/or Board committee meetings.

LITIGATION

 A former independent contractor (the “Plaintiff”) has filed a lawsuit against Flagship and Finity  The Plaintiff alleges that he was promised employment with the Company and performed services to Flagship based on these promises.  The Plaintiff is seeking compensatory and punitive damages, including the issuance of additional shares of stock for these services and attorney fees in an aggregate amount of approximately $1,800,000.  The Company believes this lawsuit is without merit and intends to defend it vigorously.  In management’s opinion the final resolution of this matter will not have material impact on the financial position or results of operations of the Company.

INDEMNIFICATION POLICY

Insofar as indemnification for liabilities arising under the Act, may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, it is the opinion of the SEC that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Delaware require approval of the transactions contemplated by the Share Exchange. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.
On the tenth day following the mailing of this Information Statement to the Company’s stockholders, Richard Howard, Benjamin Safirstein, MD, Richard Torykian, Michael Holland, Brian Stafford, Michael Huckabee and Barbara McNeil, MD, will join Fred F. Nazem as directors of the Company, and constitute the entire board of the directors of the Company. Upon the signing of the Share Exchange, John H. Flood III will be appointed as the Executive Vice President and Chief Marketing Officer, Benjamin Safirstein, MD, as Executive Vice President - Chief Medical Officer and Philip Barak, Vice President, Chief Financial Officer and Corporate Secretary of the Company. At such time the Company will file a Current Report on Form 8-K with the SEC reflecting the same.

The Board of Directors

February 3, 2006
New York, New York